ORGANIGRAM

Q3 2024

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated August 13, 2024 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the three and nine months ended June 30, 2024 (“Q3 Fiscal 2024”), and the audited annual consolidated financial statements for the thirteen months ended September 30, 2023 (the "Annual Financial Statements" together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the board of directors of the Company (the "Board of Directors") approved a change in the Company's fiscal year end from August 31 to September 30. In this MD&A, references to "Fiscal 2023" are to the 13-month period from September 1, 2022 through September 30, 2023. Fiscal 2024 commenced on October 1, 2023 and continues through September 30, 2024. As a result of the change in year end, the financial information presented in this MD&A for the current period is for the three and nine months ended June 30, 2024, whereas the comparative period is for the three and nine months ended May 31, 2023 ("Q3 Fiscal 2023").

Financial data in this MD&A is based on the Interim Financial Statements of the Company, and has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and includes the use of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under International Financial Reporting Standards ("IFRS"), as issued by the IASB, but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•Adjusted gross margin; and
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

The Company’s wholly-owned primary operating subsidiary, Organigram Inc. ("Organigram"), is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and is regulated by Health Canada.

The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis
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and Retrieval (“SEDAR+”) at www.sedarplus.ca. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to: statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s primary operating subsidiary, Organigram Inc., being the resulting entity from the October 2023 amalgamation between Organigram Inc., The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian");
•The final outcome of the Anti-Dumping Investigation (as defined herein) in respect of Canadian cannabis exports to Israel;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category;
•Changes in legislation related to permitted cannabis formats, cannabinoid content and potency~~,~~ including regulations relating thereto, the timing and the implementation thereof, and our future product formats;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the Company's ability to develop current and future vapour hardware, and the Company's ability to enter into and expand its share of the cannabis vapour products market;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•Expectations regarding the Company's investments in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank"), Steady State LLC (d/b/a Open Book Extracts) ("OBX"), and Sanity Group GmbH ("Sanity Group");
•Expectations regarding EU-GMP certification (as defined herein), including timing for scheduling of a certification audit, successful completion of the audit and timing for the issuance of the certification, if successful;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export permits from time to time;
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•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•Expectations related to the ongoing war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable and the demand for product in Israel;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, the consummation of the outstanding tranches of the Follow-on BAT Investment (as defined herein), and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•The Company’s ability to continue to meet the minimum listing requirements for the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•Expectations concerning the Company’s financial position, future liquidity and other financial results
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during its fiscal year ending September 30, 2024 ("Fiscal 2024"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A") and Adjusted EBITDA.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the Company's Board of Directors, consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; expectations related to the ongoing war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the outcome of the final Anti-Dumping Investigation; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology ("IT") system; the timing for the stabilization of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and
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demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following:

•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc (as defined herein) expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During Q2 Fiscal 2024, Management changed the calculation of Adjusted EBITDA and has conformed prior quarters accordingly to include provision for expected credit losses.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s
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management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS

The Company is authorized to cultivate cannabis, manufacture derivative cannabis products, and distribute cannabis and derivative cannabis products to licensed retailers and wholesalers in the adult-use recreational cannabis regime in accordance with the Cannabis Act and provincial and territorial cannabis laws. The Company is also authorized to distribute cannabis and derivative cannabis products for medical use.

The Company conducts its operations at its three facilities. The Company's primary cultivation and finished goods manufacturing facility is located in Moncton, New Brunswick (the “Moncton Campus”), which has an approximate annual capacity in excess of 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization. The Company's primary edibles manufacturing facility is located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Company has additional cannabis cultivation and production capacity at its third facility located in Lac-Supérieur, Québec (the "Lac-Supérieur Facility"). The focus at the Lac-Supérieur Facility is the cultivation of artisanal craft flower and the production of hash. The Lac-Supérieur Facility provides the Company with a foothold in the important Québec market, and adds to the Company's premium product portfolio.

The Company has a Product Development Collaboration ("PDC") with BAT, a leading multi-category consumer goods business, and has established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products across a range of cannabinoids and product formats. The CoE is located at the Moncton Campus, which holds the Health Canada license required to conduct research and development activities with cannabis.

STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

The pillars of the Company’s strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires innovation and the creation of breakthrough products that are embraced by the market and provide a long-term competitive advantage. The Company is committed to maintaining a culture of innovation and has a track record of introducing differentiated products that quickly capture market share, specifically:

•SHRED: Canada's first milled flower product blended to create curated flavour profiles;
•Monjour Wellness gummies: A cannabidiol ("CBD") focused wellness brand available in a large format and providing multiple flavours in one package;
•SHRED X Rip-Strip hash: A botanical terpene-infused hash with 10 pre-cut strips available in a two gram format, the first of its kind in the Canadian cannabis industry;
•SHRED X Heavies: A line of ultra-high THC infused pre-rolls, infused with diamonds and distillate and botanical terpenes. SHRED X Heavies is the first pre-roll offering from Organigram with a THC potency of over 40%;
•THCV gummies: Launched under Organigram's SHRED brand, delivering the first whole-flower derived tetrahydrocannabivarin ("THCV") products in the Canadian market. THCV offers consumers a differentiated experience compared to THC;
•SHRED Dartz and Holy Mountain Holy Smokes tube-style pre-rolls: These pre-rolls are delivered in a consumer-friendly and familiar format in a sleek and low-profile package;
•SHRED THCV milled flower: The first high potency THCV milled whole flower product in the Canadian market; and
•SHRED Rainbow Oz. Dartz: A box containing 7 different flavour packs of pre-rolls, for a total of 70 pre-rolls per package.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio, offering products in the most popular categories and price points. Based on ongoing consumer research, the portfolio is frequently
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refreshed with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #3 market position1 at the end of Q3 Fiscal 2024 and category leadership:
•SHRED: Products have been introduced in multiple categories, with the brand producing over $200 million in annual retail sales as of the end of Q2 Fiscal 20242;
•Hash: Since acquiring the Lac-Supérieur Facility, the Company has expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On June 30, 2024, the Company held the #1 market position in the hash category;
•HOLY MOUNTAIN: Offerings in the value sector consisting of unique flower strains, pressed hash, and tube-style pre-rolls; and
•SHRED’ems gummies and Monjour soft chews: Among the top-selling gummies in Canada. As of the end of Q3 Fiscal 2024, Organigram holds the #3 market position in the gummy category with Monjour being the best-selling CBD-only gummy1.

In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Moncton Campus utilizes three-tier cultivation technology to maximize square footage. It also employs proprietary information technology to track all aspects of the cannabis cultivation and harvest process. This is complemented by automation in post-harvest production, including high-speed pouch filling, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly automated and efficiently handles both small-batch artisanal manufacturing of edibles and large-scale nutraceutical-grade production. The Winnipeg Facility enables the Company to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivative products processing facility. The Company has invested in the Lac-Supérieur Facility to increase cultivation capacity, processing and storage space, and deliver on additional automation.

Key milestones achieved in Q3 Fiscal 2024 include:
•Harvested 21,420kg of flower representing an increase of 15% compared to Q3 Fiscal 2023;
•42% of harvests exceeded 26% THC, compared to 25% in Q2 Fiscal 2024, an increase of 17 percentage points;
•Completed trials for reducing cannabinoid waste that is expected to deliver meaningful savings in Fiscal 2025, by changing to in-line active dosing tanks for the continuous edibles line;
•28% increase in yield per plant versus Q3 Fiscal 2023, and a 12.8% increase versus Q2 Fiscal 2024;
•First three seed-based production rooms have been successfully harvested, yielding an average of 200g/plant and THC potency of 25.5%. Four additional rooms were harvested in July. By the end of the calendar year Organigram expects to achieve its goal of approximately 30% production coming from seeds. The Company anticipates averaging between 20-30% production from seeds for the remainder of Fiscal 2025 as it optimizes its production schedules and business requirements;
•Reduced pre-vegetation state by seven days, increasing cultivation capacity by approximately 2% (~1,555kg annually) by converting 2 pre-vegetation rooms into flower rooms; and
•Completed trials for reducing cannabinoid waste that is expected to deliver meaningful savings in Fiscal 2025, by changing to in-line active dosing tanks for our continuous edibles line.

4. Market Expansion
The Company is committed to expanding its market presence by diversifying its product offerings and broadening its geographical footprint. This strategy is expected to be enabled by strategic investments and acquisitions, along with assessments for international expansion. Examples of market expansion include:
•The strategic acquisitions of (i) EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Québec;
•International shipments of bulk cannabis to Germany, Australia and the United Kingdom ("UK"); and
•The strategic Follow-on BAT Investment and the creation of the "Jupiter" investment pool targeting international investment opportunities, with initial investments in OBX and Sanity Group.
1 As of June 30, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
2 As of March 31, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q3-2024	Q3-2023	CHANGE	% CHANGE
Financial Results
Net revenue	$41,060	$32,785	$8,275	25%
Cost of sales	$27,173	$32,289	$(5,116)	(16)%
Gross margin before fair value adjustments	$13,887	$496	$13,391	2700%
Gross margin % before fair value adjustments(1)	34%	2%		32%
Operating expenses	$19,056	$214,940	$(195,884)	(91)%
Other (income) expenses	$(7,866)	$(4,884)	$2,982	61%

Adjusted EBITDA(2)	$3,465	$(2,914)	$6,379	nm
Net income (loss)	$2,818	$(213,451)	$216,269	101%

Net cash used in operating activities	$(3,730)	$(5,515)	$(1,785)	(32)%

Adjusted Gross Margin(2)	$14,586	$6,074	$8,512	140%
Adjusted Gross Margin %(2)	36%	19%		17%

Operating Results
Kilograms harvested - dried flower	21,420	18,604	2,816	15%
Kilograms sold - dried flower	18,785	13,962	4,823	35%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note 2: Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For Q3 Fiscal 2024, the Company reported $41,060 in net revenue. Of this amount, $36,467 (89%) was attributable to sales to the adult-use recreational cannabis market, $2,366 (6%) to the international market, $325 (1%) to the medical market and $1,902 (5%) to other revenues. Q3 Fiscal 2024 net revenue increased 25%, or $8,275, from Q3 Fiscal 2023 net revenue of $32,785, primarily due to an increase of $7,265 in recreational cannabis revenue.

Sale of flower from all product categories in the recreational market comprised 58% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.50 per gram in Q3 Fiscal 2024 as compared to $1.67 per gram for Q3 Fiscal 2023. This decrease reflects historical price compression in the adult-use recreational markets, as both the Company and the Canadian cannabis industry adapted to consumer and product mix increasingly focused on value offerings. Price compression for recreational flower demonstrated a leveling off in Q3 Fiscal 2024 compared to Q2 Fiscal 2024, where ASP was $1.51 per gram. Selling prices are prone to fluctuation and the Company is committed to refining its product mix as customer preferences evolve.

The volume of flower sales in grams increased 35% to 18,785 kg in Q3 Fiscal 2024 compared to 13,962 kg in the prior year comparative quarter, primarily as a result of success of the Company's large format value products, as well as a significant increase in sales of infused pre-rolls.

COST OF SALES
Cost of sales for the three months ended June 30, 2024 decreased to $27,173 compared to $32,289 in Q3 Fiscal 2023, primarily due to lower cost of sales per unit and lower inventory provisions in Q3 Fiscal 2024. Included in Q3 Fiscal 2024 cost of sales are $699 of inventory provisions for unsaleable inventories. The prior fiscal year's comparative quarter had inventory provision adjustments of $5,578.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for the three months ended June 30, 2024 of $13,887, or 34% as a percentage of net revenue, compared to $496, or 2%, in the prior year comparative period. The increase in gross margin before fair value adjustments as a percentage of net revenue is primarily due to lower cost of sales per unit, achieved through greater scale and operating efficiencies, as well as reduced inventory provisions and net realizable value adjustments.

Adjusted gross margin3 for the three months ended June 30, 2024 was $14,586, or 36% as a percentage of net revenue, compared
3 Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    7

to $6,074, or 19%, in the prior year comparable quarter. This was largely due to the current period's higher overall sales volumes, and a lower cost of sales per unit.

OPERATING EXPENSES

	Q3-2024	Q3-2023	CHANGE	% CHANGE

General and administrative	$9,700	$14,483	$(4,783)	(33)%
Sales and marketing	5,097	4,550	547	12%
Research & development	2,460	3,463	(1,003)	(29)%
Share-based compensation	1,799	1,202	597	50%
Impairment of intangible assets and goodwill	—	37,905	(37,905)	(100)%
Impairment of property, plant and equipment	—	153,337	(153,337)	(100)%
Total operating expenses	$19,056	$214,940	$(195,884)	(91)%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $9,700 decreased from the prior year's comparative quarter of $14,483, primarily due to lower technology costs including implementation expenses for a new ERP system, as well as reduced insurance costs, professional fees, and depreciation and amortization.

SALES AND MARKETING
Sales and marketing expenses of $5,097 increased from the prior year's comparative quarter of $4,550. The increase in expenses was due to the Company's continued investment in developing its share of the adult-use recreational market. These expenses include advertising and promotions, sales staff, educational materials, as well as trade investment. These expenses as % of net revenue decreased to 13% from 14% in the prior year's comparative quarter.

RESEARCH AND DEVELOPMENT
Research and development costs of $2,460 decreased from the prior year's comparative quarter of $3,463, due to a lower volume of activity under the Product Development Collaboration agreement (the "PDC Agreement") with BAT and other product innovation projects relative to the prior year's comparative quarter.

SHARE-BASED COMPENSATION
Share-based compensation expense of $1,799 increased from the prior year's comparative quarter of $1,202, primarily due to employee equity awards granted during the first half of the current fiscal year to retain talent in the Company.

OTHER (INCOME) / EXPENSES

	Q3-2024	Q3-2023	CHANGE	% CHANGE

Financing costs	$52	$64	$(12)	(19)%
Investment income	(1,231)	(967)	264	27%
Share of loss from investments in associates	122	287	(165)	(57)%
Gain on disposal of property, plant and equipment	(707)	(54)	653	1,209%
Change in fair value of contingent consideration	—	(2,892)	(2,892)	(100)%
Share issue costs allocated to derivative liabilities	668	—	668	100%
Change in fair value of derivative liabilities and other financial assets	(6,909)	(1,322)	5,587	423%
Other non-operating income	139	—	139	100%
Total other (income)/expenses	$(7,866)	$(4,884)	$2,982	61%

INVESTMENT INCOME
Investment income of $1,231 increased from the prior year's comparative quarter of $967, primarily due to a higher cash balance in the current period compared to the prior year comparative period.

GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT
Gain on disposal of property, plant and equipment of $707 increased from the prior year's comparative quarter of $54 primarily as a result of the early termination of one lease agreement for which the Company derecognized the corresponding asset and liability. This resulted in gain of $416 in the current period.

SHARE ISSUE COSTS
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    8

allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 9, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $668 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive income (loss) in the current period. Refer to Note 9 (iv) of the Interim Financial Statements for more details.

CHANGE IN DERIVATIVE LIABILITIES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities and other financial assets was a gain of $6,909 during Q3 Fiscal 2024 compared to a gain of $1,322 in Q3 Fiscal 2023. The increase is primarily due to a fair value gain of $7,442 and $2,546 recorded in relation to the decrease in the derivative liabilities for the Follow-on BAT Investment and the Warrants issued pursuant to the Offering, respectively. This increase was partially offset by a fair value loss of $2,249 in relation to top-up rights (the "Top-up Rights") granted to BAT under the amended and restated investor rights agreement dated January 23, 2024 (the "Amended IRA"), which amended and restated the original investor rights agreement between BAT and the Company dated March 10, 2021 (the "Original IRA"). Additionally, during Q3 Fiscal 2024, the Company recorded a fair value loss of $637 in relation to change in estimated fair value of the secured convertible loan (the "Secured Convertible Loan") advanced to Phylos. See "Fair Value Measurements section in this MD&A for more details.

ADJUSTED EBITDA
Adjusted EBITDA4 was $3,465 in Q3 Fiscal 2024, compared to Adjusted EBITDA loss of $2,914 in Q3 Fiscal 2023. The $6,379 increase in Adjusted EBITDA from the comparative period is primarily attributable to higher net flower revenue and the increase in adjusted gross margins5. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net income.

NET INCOME (LOSS)
The net income was $2,818 in Q3 Fiscal 2024 compared to a net loss of $213,451 in Q3 Fiscal 2023. The increase in net income from the comparative period is primarily due to higher adjusted gross margins5 and higher fair value gain on derivative liabilities.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO JUNE 30, 2024
In April 2024, following Health Canada's issuance of a final redetermination the classification of the Company's Edison Jolts products, again classifying them as "edible cannabis" rather than as a "cannabis extract", the Company worked with Health Canada on timing to sell through remaining inventory to provincial distributors by the end of April 2024.

In April 2024, Organigram successfully closed the Offering it initially announced on March 27, 2024, for gross proceeds of $28.8 million. The Company sold 8,901,000 Units at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit was comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full common share purchase warrant, a “Warrant”)(collectively, a "Unit"). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. ATB Securities Inc. and A.G.P. Canada Investments ULC acted as the underwriters for the Offering.

In April 2024, the Company announced that it was recognized in the 2024 Report on Business ‘Women Lead Here’ list for gender diversity. Fifty percent of the Company’s executive leadership team, including its Chief Executive Officer ("CEO"), are women. The Women Lead Here benchmark was established in 2020 and applies a proprietary research methodology to provide an overview of the largest Canadian corporations with the highest degree of gender diversity among executive ranks. The ranked companies have made tangible and organizational progress related to executive gender parity.

In May 2024, the Company signed a three year supply agreement with Avida Medical in the UK. Subject to the terms of the agreement, the Company expects to supply 1,700 kilograms of high-quality, indoor-grown dried cannabis flower to Avida Medical in the UK over a period of three years.

In June 2024, the Company announced its first significant strategic investment aimed at expanding its presence in the European cannabis market. Using proceeds from its Jupiter strategic investment pool, the Company has agreed to acquire a minority stake in Berlin-based cannabis company Sanity Group by purchasing equity interests from existing Sanity Group founds and
4 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
5 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A.
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shareholders of €2.5 million, and to advance €11.5 million to Sanity Group by way of an unsecured convertible note, for a total initial investment of €14 million (~ C$21 million). The Company may advance another €3 million (~ C$4.5 million) as a second tranche of the unsecured convertible note financing, subject to the satisfaction of certain conditions, to enable Sanity Group to pursue future opportunities. The Company's investment also expands the previously announced supply agreement between Organigram and Sanity Group. Until such time as Organigram receives EU-GMP certification at the Moncton Campus, Sanity Group has committed to purchase significantly higher annual volumes of dried flower under the new agreement as compared to the previous one. Once Organigram receives EU-GMP certification in Moncton, Sanity Group will shift its annual purchase commitment from Organigram to a percentage of its overall assortment of flower offerings for the European market. Additionally, the new commercial agreement contemplates, subject to terms and conditions, avenues by which Organigram can launch its industry-leading brands, products, and IP in the German market.

In June 2024, Organigram filed a notice of change of auditor disclosing that the Company's former auditors, KPMG LLP, would not stand for reappointment, and subsequently approved the appointment of PKF O'Connor Davies, LLP as successor auditors effective June 28, 2024.

In July 2024, Organigram bolstered its auto-flower and rare cannabinoid portfolio with a partial third tranche investment of US $1M into Phylos, a U.S. cannabis genetics company and provider of production ready seeds, with the remaining portion of the final tranche to be funded upon completion of a newly expanded final milestone. Already a cultivation leader in high potency THCV cultivars, Organigram is expected to pilot higher potency rare cannabinoids such as cannabigerol ("CBG"), cannabichromene ("CBC") and cannabidivarin ("CBDV"). As part of the expanded milestone, Phylos is required to deliver 21 unique auto-flower seed varietals for testing and phenotyping by Organigram no later than September 30, 2024, followed by a second cohort of 21 auto flower seed varietals to be delivered no later than January 31, 2025. In addition to the auto-flower seeds, Organigram received an expanded genetics license from Phylos that, in addition to THCV, includes access to high potency CBG, CBC and CBDV seed based cultivars. The balance of the third tranche, being an additional US $1 million, will be advanced to Phylos conditional upon successful completion of the expanded milestone no later than March 31, 2026.

In July 2024, the Company announced the appointment of Craig Harris to the Board of Directors, as BAT's third nominee under the Amended IRA bringing the number of directors to 10.

In August 2024, the Company unveiled the preliminary results of a landmark clinical pharmacokinetic (PK) study conducted via the PDC, on the Company's latest innovation, nanoemulsion technology. This patent-pending technology, branded as FAST™ (Fast Acting Soluble Technology), will be the first innovation to be commercialized by Organigram, leveraging the output of the PDC and CoE established to focus on developing next-generation cannabis products. Preliminary results from the study indicate significant technological advancements, including but not limited to: a faster onset of effects compared to traditional ingestible products, with some formats showing up to a 50% reduction in onset time; improved bioavailability of cannabinoids; and early indicators of a more predictable duration of effects, which could potentially lead to the development of offset claims, subject to additional supporting studies.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementing various new initiatives that have increased average THC potency. The Company has also identified changes to its growing and harvesting methodologies to improve operating conditions of the Moncton Campus, resulting in higher quality flower and reduced production costs.

In Fiscal 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives have reduced headcount and significantly reduced costs while streamlining operations and increasing efficiency. The Company had realized a portion of these savings beginning in Q2 Fiscal 2023. Further, Organigram anticipates realizing approximately $10 million in annual savings from these initiatives in Fiscal 2024. The Company realized approximately $2.4 million in savings in Q1 Fiscal 2024, approximately $2.7 million in Q2 Fiscal 2024 and approximately $2.7 million in Q3 2024 from these initiatives.

The Company harvested 21,420 kg of dried flower during Q3 Fiscal 2024 compared to 18,604 kg of dried flower in Q3 Fiscal 2023.

Winnipeg Facility
The Winnipeg Facility is a purpose-built, highly automated, 51,000 square-foot manufacturing facility. It can produce highly customizable, precise, and scalable cannabis-infused products in various formats including pectin and gelatin-based sugar-free gummies. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis. In April 2024, nanoemulsion
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manufacturing equipment was delivered to the facility. In May 2024, the Company completed its first full-day production test run of nanoemulsion gummies and is on track to launch this new product in the fall of 2024.
Lac-Supérieur Concentrates and Craft Flower Facility
The Lac-Supérieur Facility initially had 6,800 square feet of cultivation area, which was expanded to 33,000 square feet in Q4 Fiscal 2023. The Lac-Supérieur Facility is equipped to produce 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using proprietary technology with a capacity of 150 units per minute. Organigram is currently producing Quebec-grown cannabis for its Trailblazer and Wola brands out of this facility.

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to prioritize generating meaningful consumer insights and applying these insights to optimize its brand and product portfolio, ensuring alignment with consumer preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences. Through its increased focus on insights, Organigram has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market5 and the Company believes that these categories will continue to dominate based on the market data from mature legal markets in certain U.S. states as well as regulatory restrictions on other product formats (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, the Company expects that genetic diversity and other quality-related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. The Company continues to conduct research and development activities in genetic breeding and pheno-hunting, and is transitioning a portion of its production to seed-based cultivation, with the goal of offering unique, consistent, and relevant flower assortment to consumers.

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of June 30, 2024, Organigram holds the #3 share in the flower category6. The growth and significant prevalence of dried flower value segment brands, however, has contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram has revitalized its Trailblazer brand, using added capacity at the Lac-Supérieur Facility to supply the brand with premium cannabis. To address the growing demand for strain differentiation in the value segment, the Company has routinely expanded the strains available in its Big Bag O' Buds and Holy Mountain brands. Organigram is also a leader in infused and regular pre-rolls. As of June 30, 2024, the Company held the #3 market position in infused pre-rolls and the #3 market position in all pre-rolls7.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of dried flower.

Organigram is committed to these growing categories. The Winnipeg Facility enables the Company to produce high quality ingestible products (such as gummies) at scale, positioning the Company to effectively compete in this segment. The Lac-Supérieur Facility provides the Company with the ability to produce high-quality products in the growing hash segment. The Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. As of June 30, 2024, Organigram continues to hold #1 market share in the hash category7.

In Q3 Fiscal 2024, Organigram held the number #3 position in the gummy category between its SHRED'ems and Monjour brands7.

Monjour, Organigram's wellness brand, predominantly provides consumers with products without THC that are focused on CBD and other minor cannabinoids. In Q3 Fiscal 2024, Monjour was the leading pure CBD-infused gummy brand7. The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and CBG.

6 As of June 30, 2024 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)
7 June 30, 2024 data from BDSA, Hifrye, Headset Data, Internal Modelling
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Organigram continues to focus on building market share within the vape category. After an initial test launch in Q2 Fiscal 2024 with the Quantum vape technology, the Company has elected to refine its go-to-market approach and re-launch the technology in an all-in-one vape format. This segment is driving significant growth for cannabis vapes and is one of the fastest growing in sub-segments in the total Canadian category. With this revised approach to commercialization, Organigram expects the exclusivity period to commence on re-launch and is working with Greentank to amend the agreement accordingly.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. The Company's investments in these areas are expected to position Organigram at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as fundamental cannabinoid science.

Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s initial investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The CoE's state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies.

With all of the state of the art facilities complete, both the PDC and the Organigram commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in-house extraction laboratory capabilities have resulted in imminent commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate.
Via the BioLab and under GPP (Good Production Practices, as prescribed by Part 5 of the Cannabis regulations) pilot scale production, Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility.

The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination across the Organigram portfolio of products.

The broad focus has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For improved ingestible innovations, Organigram has completed a pharmacokinetic study after completing initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and is expected by management to provide a broad and robust dataset validating our development so far, allowing Organigram to complete a number of work streams.

Organigram is aiming to pilot nanoemulsification technology beginning with gummies and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will be novel and informative. The manufacturing trials of this nanoemulsion-based gummy are already complete at the Winnipeg Facility. Equipment for the manufacturing of nanoemulsion gummies at scale was delivered to the Company's Winnipeg Facility in April, 2024. In Q3 Fiscal 2024, the Company completed successful full-day production runs of nanoemulsion gummies.

The BioLab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long-term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower.

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Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. This activity is supported further by the wide-ranging technical collaboration being undertaken as part of Organigram's strategic investment in Phylos in Q3 Fiscal 2023.

OUTLOOK
The Company maintains a positive outlook on the cannabis market, both in Canada and internationally. Canada-wide legal sales for the industry are expected to total $6 billion in calendar 20288.

The Canadian cannabis industry is highly competitive and has been oversupplied relative to market demand owing both to regulated LPs and the still largely unfettered operations of the illicit market, including many illicit online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and ready to consume products such as beverages and novel edibles. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity, including as a direct result of M&A and liquidation activities.

Against the backdrop of strong industry growth, Organigram has identified a trend of inflated THC potency values being labeled on flower products. As Health Canada regulations limit consumers' ability to obtain fulsome information about various product attributes from LPs, they are most often making purchase decisions based on price and potency alone. Organigram's research indicates that 67% of consumers trust the potency listed on their cannabis label. It is Organigram's view that labelled potency should come from representative samples tested at regulated laboratories.

In January 2024, the Ontario Cannabis Store ("OCS") launched the temporary program of secondary testing of what it deems to be high-THC flower products to verify the accuracy of potency claims on labels. Products with potencies outside an acceptable range of variance are subject to further scrutiny, including potential return-to-vendor for re-labelling. This initiative by OCS, the largest provincial government purchaser of cannabis in Canada, signals the seriousness of inflated THC potency, and affirms the Company's stance on the issue.
Opportunities to scale up new genetics require a patient and deliberate process wherein cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to investing in new genetics continues, and the Company expects to launch new high THC and high terpene genetics in the near term.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of novel gummies (e.g. nanoemulsion) with the specialized equipment at the Winnipeg Facility.

The Company expects to maintain stable margins and generate positive Adjusted EBITDA9.The Company anticipates that full-year adjusted EBITDA will exceed that of Fiscal 2023, along with positive cash flow from operations before working capital changes in the fourth quarter.

Organigram has identified the following sales mix opportunities which it believes have the potential to improve margins over time:
•Increased sales from the Company's higher-margin ready-to-consume products, such as edibles and tube-style pre-rolls;
•The larger volume of higher margin sales expected from our Trailblazer Brand produced in both Moncton and at the Company's Lac-Supérieur Facility; and
•Continued focus on optimizing our provincial and portfolio mix.

Outside of Canada, the Company serves several international markets via exports and seeks to augment sales channels internationally over time. Future international shipments are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

Organigram submitted its EU-GMP certification application for its Moncton Campus in Q1 Fiscal 2024. A preliminary audit of the facility was completed in February 2024, enabling it to proceed to the next step in the process of securing an audit date with the EU regulatory authority. The Company currently anticipates an official audit to commence by the end of the current calendar year.
8 June 30, 2024 data from BDSA, Hifrye, Headset Data, Internal Modelling
9 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
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In January 2024, the Israeli government launched an "anti-dumping" investigation in respect of Canadian cannabis exports to Israel (the "Anti-Dumping Investigation"). Participation in the Anti-Dumping Investigation is voluntary. In March 2024, Organigram submitted a response to the Israeli government with corresponding data demonstrating that Organigram has not engaged in the practice of dumping. The Israeli government conducted an on-site data verification visit at Organigram's offices in June 2024. A preliminary determination was issued by the Israeli government in July 2024, finding dumping by all Canadian exporters, including the Company. Organigram intends to make submissions to advance its position that it has not engaged in dumping. A final decision on the question of dumping is expected in calendar 2025. A finding of dumping under international trade law could result in the imposition of a dumping duty on Israeli importers of Canadian cannabis exports by LPs. See "Risk Factors" in this MD&A.

International expansion initiatives are expected to be supported in Fiscal 2024 and beyond by the Follow-on BAT Investment. Approximately $83 million of the BAT investment is earmarked for "Project Jupiter", a strategic investment pool targeting emerging growth opportunities, which positions the Company to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. The Company completed its inaugural investment using funds from the Project Jupiter pool by investing into US-based OBX on March 26, 2024. The Company completed its second Project Jupiter pool investment and first European strategic investment in Sanity Group on June 25, 2024.

Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A and in the "Risk Factors" section of the Company's current AIF, the expectations concerning revenue, adjusted gross margin10 and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods, and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information".

10Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
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FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain Non-IFRS Measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the nine months ended June 30, 2024 and May 31, 2023. Commentary is provided in the pages that follow.

	2024	2023	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$177,300	$162,189	$15,111	9%
Net revenue	$115,143	$115,599	$(456)	(44)%
Cost of sales	$80,483	$93,552	$(13,069)	(14)%
Gross margin before fair value adjustments	$34,660	$22,047	$12,613	57%
Gross margin % before fair value adjustments	30%	19%		11%
Realized fair value on inventories sold and other inventory charges	$(36,713)	$(40,286)	$(3,573)	(9)%
Unrealized gain on changes in fair value of biological assets	$32,361	$47,230	$(14,869)	(31)%
Gross margin	$30,308	$28,991	$1,317	5%
Operating expenses	$66,262	$255,413	$(189,151)	(74)%
Loss from operations	$(35,954)	$(226,422)	$(190,468)	(84)%
Other (income) expenses	$4,083	$(9,279)	$(13,362)	(144)%
Income tax expense	$(30)	$(1,533)	$1,503	(98)%
Net loss	$(40,007)	$(215,610)	$(175,603)	(81)%
Net loss per common share, basic [11]	$(0.385)	$(0.686)	$(0.301)	(44)%
Net loss per common share, diluted[11]	$(0.385)	$(0.686)	$(0.301)	(44)%

Net cash used in operating activities	$(5,021)	$(21,761)	$16,740	(77)%

Adjusted Gross Margin(1)	$37,391	$32,275	$5,116	16%
Adjusted Gross Margin %(1)	32%	28%		4%
Adjusted EBITDA(1)	$2,420	$(2,914)	$5,334	nm

Financial Position
Working capital	$157,750	$140,626	$17,124	12%
Inventory and biological assets	$84,079	$81,832	$2,247	3%
Total assets	$354,748	$348,515	$6,233	2%
Non-current financial liabilities(2)	$2,470	$3,968	$(1,498)	(38)%
Note (1): Non-IFRS Measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration and derivative liabilities.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the nine months ended June 30, 2024, the Company recorded net revenue of $115,143 compared to net revenue of $115,599 for the nine months ended May 31, 2023. Net revenue decreased marginally on a period-over-period basis primarily due to a decrease in international revenue and medical sales, which was partially offset by an increase in recreational cannabis revenue.
11 The Company implemented a consolidation of its common shares in July 2023 and as a result, basic and diluted net (loss) income have been retrospectively adjusted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    15

For the nine months ended June 30, 2024, the ASP of recreational flower decreased to $1.52 per gram compared to $1.77 per gram for the nine months ended May 31, 2023. The ASP of recreational flower in Q3 Fiscal 2024 as compared to Q3 Fiscal 2023 declined, as both the Company and the Canadian cannabis industry continued to experience general price compression in the recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation, however, the Company has observed a more balanced supply and demand dynamic resulting in a stabilization of recreational flower ASP in Q3 Fiscal 2024 compared to Q2 Fiscal 2024.

Sales volumes of all flower in grams increased by 14% to 50,490 kg for the nine months ended June 30, 2024 compared to 44,345 kg in the comparative period, primarily due to an increase in adult-use recreational cannabis sales.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the nine months ended June 30, 2024 and May 31, 2023:

	2024	2023
Recreational Flower, net of excise duty	63,156	60,192
Recreational Vapes, net of excise duty	1,814	3,160
Recreational Hash, net of excise duty	8,390	7,553
Recreational Infused Pre-rolls, net of excise duty	9,201	1,193
Recreational Edibles, net of excise duty	16,758	15,368
Recreational Ingestible Extracts and Oil, net of excise duty	4,692	5,008
Medical, net of excise duty	1,219	2,800
International Flower and Oil	5,576	18,405
Wholesale and Other	4,337	1,920
Total Net Revenue	$115,143	$115,599

COST OF SALES AND GROSS MARGIN
The gross margin for the nine months ended June 30, 2024 was $30,308 compared to $28,991 for the nine months ended May 31, 2023. The changes and significant items impacting the nine months ended June 30, 2024 were: (i) higher recreational cannabis revenue; (ii) lower cultivation and post-harvest costs; and (iii) lower unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the nine months ended June 30, 2024 was $32,361 as compared to $47,230 in the comparative period. The decrease in fair value adjustments on a period-over-period basis is mainly due to the expanded cultivation capacity that was brought online in Fiscal Q1 2023 after the Phase 4C expansion at the Moncton Campus was completed, which resulted in a larger fair value gain on biological assets in the comparative period. Additionally, the Company revised the average selling price per gram assumption used to calculate the fair value of biological assets to incorporate the different grades of flower that are harvested from its biological assets.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
Adjusted gross margin is a Non-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    16

value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[12]	Q1-F24	Q2-F24	Q3-F24
Net revenue	$45,480	$43,321	$39,493	$32,785	$46,040	$36,455	$37,628	$41,060
Cost of sales before adjustments	35,118	30,492	26,121	26,711	38,101	25,259	26,019	26,474
Adjusted Gross margin	10,362	12,829	13,372	6,074	7,939	11,196	11,609	14,586
Adjusted Gross margin %	23%	30%	34%	19%	17%	31%	31%	36%
Less:
Provisions and impairment of inventories and biological assets	1,600	1,067	1,256	2,823	532	1,672	314	628
Provisions to net realizable value	—	62	2,265	2,755	4,252	13	33	71
Gross margin before fair value adjustments	8,762	11,700	$9,851	$496	$3,155	$9,511	$11,262	$13,887
Gross margin % (before fair value adjustments)	19%	27%	25%	2%	7%	26%	30%	34%
Add: Realized fair value on inventories sold and other inventory charges	(10,191)	(12,528)	(14,170)	(13,588)	(15,901)	(11,923)	(11,062)	(13,728)
Unrealized gain on changes in fair value of biological assets	15,677	24,714	14,121	8,395	21,751	9,112	9,400	13,849
Gross margin(1)	$14,248	$23,886	$9,802	$(4,697)	$9,005	$6,700	$9,600	$14,008
Gross margin %(1)	31%	55%	25%	(14)%	20%	18%	26%	34%
Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Both adjusted gross margin and gross margin before fair value adjustments have improved throughout Fiscal 2024, approaching historical levels observed in Fiscal Q1 and Q2 2023. Notably, the adjusted gross margin in Q3 2024 reached the highest level reported in the preceding eight quarters. This increase is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in Fiscal 2023 and higher adult-use recreational cannabis revenue.

OPERATING EXPENSES

	2024	2023	CHANGE	% CHANGE

General and administrative	$36,326	$37,431	$(1,105)	(3)%
Sales and marketing	15,095	13,375	1,720	13%
Research and development	9,533	9,194	339	4%
Share-based compensation	5,308	4,171	1,137	27%
Impairment of property, plant and equipment	—	153,337	(153,337)	(100)%
Impairment of intangible assets and goodwill	—	37,905	(37,905)	100%
Total operating expenses	$66,262	$255,413	$(189,151)	(74)%

GENERAL AND ADMINISTRATIVE
For the nine months ended June 30, 2024, the Company incurred general and administrative expenses of $36,326 compared to $37,431 for the nine months ended May 31, 2023. The decrease in expenses mainly relates to lower technology costs including implementation expenses for a new ERP system, insurance costs, professional fees and lower depreciation resulting from impairment charges recorded in Fiscal 2023. This was partially offset by higher provisions for expected credit losses of $4,239 in the current period, related to an outstanding receivable from the Company's Israeli purchaser Canndoc Ltd. ("Canndoc"). The Company is continuing its efforts to recover this amount.

SALES AND MARKETING
For the nine months ended June 30, 2024, the Company incurred sales and marketing expenses of $15,095 or 13% of net revenues as compared to $13,375 or 12% of net revenues for the nine months ended May 31, 2023. The increase in the current period is on account of higher trade investments with retail partners, driven by a more competitive retail landscape.

RESEARCH AND DEVELOPMENT
Research and development costs of $9,533 increased from the comparative period of $9,194. During Q1 Fiscal 2024, the Company saw increased activity under the PDC Agreement and other internal product innovation projects, including the completion of a pharmacokinetics (pk) study on the development of a nanoemulsion technology expected to be incorporated into the Company's ingestible product portfolios.

12 Q4 Fiscal 2023 results are for the four month period from June 1, 2023 through September 30, 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    17

SHARE-BASED COMPENSATION
For the nine months ended June 30, 2024, the Company recognized $5,308 of share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees, compared to $4,171 for the nine months ended May 31, 2023.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, and amounts expensed, for the nine months ended June 30, 2024 were $6,089, compared to $4,519 for the comparable period. The increase in expense is mainly due to a greater number of equity settled awards issued during the current period, a portion of which vested immediately.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

OTHER (INCOME) EXPENSES

	2024	2023	CHANGE	% CHANGE

Financing costs	$165	$168	$(3)	(2)%
Investment income	(2,516)	(2,937)	(421)	(14)%
Share of loss from investments in associates, net	389	989	(600)	(61)%
(Gain) Loss on disposal of property, plant and equipment	(657)	259	916	354%
Change in fair value of contingent consideration	(50)	(2,898)	(2,848)	(98)%
Share issue costs allocated to derivative liabilities	668	—	668	100%
Change in fair value of derivative liabilities and other financial assets	6,076	(4,785)	(10,861)	(227)%
Legal recovery	—	(75)	75	nm
Other non-operating income	8	—	(8)	nm
Total other (income)/expenses	$4,083	$(9,279)	$13,362	(144)%

INVESTMENT INCOME
Investment income of $2,516 was earned for the nine months ended June 30, 2024, compared to $2,937 for the nine months ended May 31, 2023. The change in investment income was primarily due to a lower cash balance in the beginning of the current period as compared to the nine months ended May 31, 2023.

(GAIN) LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT
During the nine months ended June 30, 2024, the Company recognized a gain on disposal of property, plant and equipment of $657 compared to loss of $259 in the comparative period. The change in (gain) loss on disposal of property, plant and equipment was primarily as a result of an early termination of one lease agreement in the current period, which resulted in a gain of $416.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During the nine months ended June 30, 2024, the Company’s share of loss from investments in associates was $389, compared to a loss of $989 in the nine months ended May 31, 2023.

In connection with the Company's acquisition of Laurentian, the Company had contingent commitments to deliver additional consideration should Laurentian achieve certain milestones. There was a $50 decrease in the estimated fair value of the Laurentian contingent liability for the nine months ended June 30, 2024, compared to $2,898 in the prior year comparative period.

SHARE ISSUE COSTS
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 9, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $668 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss in the current period. Refer to Note 9 (iv) of the Interim Financial Statements for more details.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    18

CHANGE IN DERIVATIVE LIABILITIES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities and other financial assets was a loss of $6,076 for the nine months ended June 30, 2024, compared to a gain of $4,785 for the nine months ended May 31, 2023.

During the nine months ended June 30, 2024, the Company recorded a fair value loss of $3,138 and $4,454 for Top-up-Rights and derivative in relation to the Follow-on BAT Investment, respectively. Additionally, during the nine months ended June 30, 2024, the Company recorded a fair value loss of $434 and $594 for the Secured Convertible Loan advanced to Phylos and the derivative liability for Company's commitment to advance the third tranche of the Secured Convertible Loan to Phylos. Refer to Note 9 (ii) of the Interim Financial Statements for more details.

The fair value loss recorded on account of change in estimated fair value of Top-up-Rights, Follow-on BAT Investment and Secured Convertible Loan was partially offset by a fair value gain of $2,546 recorded in relation to the decrease in the derivative warrant liabilities for April 2024 Unit offering. Refer to Note 9 (iv) of the Interim Financial Statements for more details.

The comparative period fair value gain of $4,785 was primarily related to derivative warrant liabilities.

NET LOSS
Net loss for the nine months ended June 30, 2024 was $40,007 or $0.385 per Common Share (basic and diluted), compared to net loss of $215,610 or $0.686 per Common Share (basic and diluted) for the nine months ended May 31, 2023. The decrease in net loss from the comparative period is primarily due to the impairment loss that was recorded in Fiscal 2023.

SUMMARY OF QUARTERLY RESULTS

	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[13]	Q1-F24	Q2-F24	Q3-F24
Financial Results
Recreational cannabis revenue (net of excise)	$37,521	$35,859	$27,415	$29,202	$44,596	$34,425	$33,118	$36,467
Medical, international, wholesale and other revenue	$7,959	$7,462	$12,078	$3,583	$1,444	$2,030	$4,510	$4,593
Net revenue	$45,480	$43,321	$39,493	$32,785	$46,040	$36,455	$37,628	$41,060
Net income (loss)	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818
Net income (loss) per common share, basic[14]	$(0.080)	$0.068	$(0.096)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.027
Net income (loss) per common share, diluted[14]	$(0.080)	$0.068	$(0.096)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.026
Operational Results
Dried flower yield per plant (grams)	141	168	156	144	163	164	164	185
Harvest (kg) - dried flower	16,101	22,296	20,624	18,604	28,071	19,946	20,962	21,420
Employee headcount (#)	887	921	939	923	935	984	987	914

The Company saw a decrease in net revenues from the Q4 Fiscal 2022 until Q3 Fiscal 2023, followed by an increase in Q4 Fiscal 202313. This was followed by a sequential decrease in net revenues in Q1 Fiscal 2024 and a subsequent increase in Q2 and Q3 Fiscal 2024, The variability in net revenues over the preceding eight quarters is primarily as a result of fluctuations in international sales.

Continued growth in net revenues, lower cost of production (on a per unit basis) and lower impairment charges, resulted in net income or a reduced net loss as compared to net losses recognized during the fourth quarter of Fiscal 2022. In Q1 Fiscal 2023, the Company generated positive net income as a result of higher international sales and higher unrealized gain on changes in fair value of biological assets. In the remaining quarters of Fiscal 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In Q1 Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In Q2 Fiscal 2024, both net revenue and gross margin increased marginally, however due to increase in change in fair value of derivative liabilities, there was an increase in net loss in Q2 Fiscal 2024 as compared to net loss of Q1 Fiscal 2024. In Q3 Fiscal 2024, both net revenue and gross margin have increased, resulting in net income.

Adjusted EBITDA
Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss
13 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023.
14 The Company implemented a consolidation of its common shares in July 2023 and as a result, basic and diluted net loss have been retrospectively adjusted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    19

on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During Q2 Fiscal 2024, management changed the calculation of Adjusted EBITDA and has conformed prior quarters accordingly to include provisions for expected credit losses.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    20

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[15]	Q1-F24	Q2-F24	Q3-F24
Net (loss) income as reported	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818
Add/(Deduct):
Financing costs, net of investment income	(364)	(815)	(1,051)	(903)	(923)	(522)	(650)	(1,179)
Income tax (recovery) expense	(299)	(232)	1	(1,302)	(2,279)	—	(30)	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	7,570	7,183	6,867	6,975	5,581	2,837	3,180	2,332
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	—	—	3,037	757	—	—
Impairment of intangible assets and goodwill	—	—	—	37,905	6,951	—	—	—
Impairment of property, plant and equipment	2,245	—	—	153,337	11,918	—	—	—
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	528	406	296	287	(51)	155	112	122
Realized fair value on inventories sold and other inventory charges	10,191	12,528	14,170	13,588	15,901	11,923	11,062	13,728
Unrealized gain on changes in fair value of biological assets	(15,677)	(24,714)	(14,121)	(8,395)	(21,751)	(9,112)	(9,400)	(13,849)
Share-based compensation (per statement of cash flows)	2,809	1,852	1,342	1,325	1,208	2,007	1,995	2,087
Legal provisions (recoveries), government subsidies, insurance recoveries and other non-operating expenses (income)	—	—	(75)	—	(407)	(218)	87	139
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities, other financial assets and contingent consideration	(3,098)	(1,012)	(2,457)	(4,214)	(53)	406	12,529	(6,241)
ERP implementation costs	1,793	1,334	1,377	2,561	2,415	991	173	7
Transaction costs	(188)	318	27	538	580	590	(170)	421
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	1,600	1,129	3,521	5,578	4,784	1,685	347	699
Research and development expenditures, net of depreciation	2,266	2,271	3,239	3,257	3,720	4,387	2,556	2,381
Adjusted EBITDA as Previously Reported	3,232	$5,577	$5,648	$(2,914)	$(2,360)	$136	$(5,284)	3,465
Add: Provision for Canndoc expected credit losses	—	—	—	—	470	—	4,239	—
Adjusted EBITDA (Revised)	$3,232	$5,577	$5,648	$(2,914)	$(1,890)	$136	$(1,045)	$3,465
Divided by: net revenue	45,480	43,321	39,493	32,785	46,040	36,455	37,628	41,060
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	7%	13%	14%	(9)%	(4)%	—%	(3)%	8%

In Q1 Fiscal 2023, the Company achieved Adjusted EBITDA of $5.6 million as compared to Adjusted EBITDA of $3.2 million in Q4 Fiscal 2022. The increase was primarily a result of higher international sales, higher adjusted gross margin, resulting from lower cultivation and post-harvest costs. This was the highest Adjusted EBITDA the Company had reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023. During Q3 Fiscal 2023, the Company's Adjusted EBITDA decreased to a loss of $2.9 million due to lower international sales, continued price compression in the adult-use recreational market, low flower yields that increased the cost of cultivation, and higher SG&A costs, In Q4 Fiscal 2023, continued price compression and lower international sales led to a further decrease in Adjusted EBITDA to a loss of $1.9 million. In Q1 Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to a higher adjusted gross margin (31%) resulting from lower cultivation and post-harvest costs and positive contributions from Edison Jolt sales. In Q2 Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1 million and the decrease in Adjusted EBITDA from Q1 Fiscal 2024 was primarily due to increased sales & marketing expenses. In Q3 Fiscal 2024, as a result of higher recreational cannabis revenue and an adjusted gross margin resulting from lower cultivation and post-harvest costs, Adjusted EBITDA increased to $3.5 million.
15 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    21

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end of Q3 Fiscal 2024 and Q4 Fiscal 2023:

	JUNE 30, 2024	SEPTEMBER 30, 2023	% CHANGE
Cash & short-term investments	$80,067	$33,864	136%
Inventories	$69,818	$63,598	10%
Working capital	$157,750	$133,545	18%
Total assets	$354,748	$298,455	19%
Total current and long-term debt	$100	$155	(35)%
Non-current financial liabilities(1)	$2,470	$3,630	(32)%
Total shareholders' equity	$295,856	$271,623	9%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On June 30, 2024, the Company had unrestricted cash of $80,067 compared to $33,864 at September 30, 2023. The increase is primarily a result of proceeds from the Follow-on BAT Investment and the Unit Offering.

Management believes its capital position is healthy and that sufficient liquidity is available for the medium to long term to fund operations. Furthermore, in the event that the Company is unable to finance new acquisitions from cash on hand or the remaining tranches of the $124.6 million Follow-on BAT Investment, the Company may be able to, if necessary and subject to prevailing market conditions, obtain financing through the capital markets. Additionally, subject to the restrictions in the Amended IRA, the Company could use its shares as a currency for acquisitions. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is broad analyst coverage among sell-side brokerages. However, there can be no assurance that equity capital will be available on terms acceptable to the Company or at all.

In September 2023, the Company filed a base shelf prospectus and corresponding Form F-10 registration statement, enabling the Company to qualify for the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units, during the 25-month period that the base shelf prospectus remains effective. The specific terms of any future offering of securities will be disclosed in a prospectus supplement filed with the applicable Canadian securities regulators and the Securities and Exchange Commission ("SEC"). In April 2024, the Company successfully closed the Offering pursuant to the base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company’s cash flows during the three and nine months ended June 30, 2024 and May 31, 2023:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
Cash provided (used) by:
Operating activities	$(3,730)	$(5,515)	$(5,021)	$(21,761)
Financing activities	26,055	(163)	66,768	(573)
Investing activities	(14,873)	(3,436)	(16,355)	6,534
Cash provided (used)	$7,452	$(9,114)	$45,392	$(15,800)
Cash position
Beginning of period	71,804	61,829	33,864	68,515
End of period	$79,256	$52,715	$79,256	$52,715
Short-term investments	811	20	811	20
Cash and short-term investments	$80,067	$52,735	$80,067	$52,735

Cash used by operating activities after working capital changes for the three and nine months ended June 30, 2024 was $3,730 and $5,021,respectively, compared to $5,515 and $21,761 for the three and nine months ended May 31, 2023. The decrease in cash used by operating activities before working capital changes is attributed to a reduced net loss. Working capital changes included an increase in accounts payable and accrued liabilities, reflecting the Company's focus on cash flow management.

Cash provided by financing activities for the three and nine months ended June 30, 2024 was $26,055 and $66,768, respectively. In comparison, for the three and nine months ended May 31, 2023, cash used by financing activities was $163 and $573, respectively. The increase in cash from financing activities in the current period was primarily due to proceeds from the Unit Offering and Follow-on BAT Investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    22

Cash used in investing activities for the three months ended June 30, 2024 was $14,873, which was primarily driven by the purchase (net) of capital assets of $783, purchase of other financial assets of $16,900 (investment in Sanity Group), partially offset by a net change in restricted funds of $1,588 and proceeds from investment income of $1,220. This compares to cash used in investing activities for the three months ended May 31, 2023 of $3,436, which was primarily driven by purchase (net) of capital assets of $8,473, purchase of other financial assets of $8,852 (investment in Greentank and Phylos), partially offset by proceeds from the net redemption of short-term investments of $10,197, proceeds from investment income of $890 and net change in restricted funds of $2,802.

Cash used in investing activities for the nine months ended June 30, 2024 was $16,355, which was primarily driven by the purchase (net) of capital assets and short-term investments of $3,424, purchase of other financial assets of $23,363 (second tranche of Secured Convertible Loan to Phylos and investment in OBX and Sanity Group), partially offset by a net change in restricted funds of $8,453 and proceeds from investment income of $2,505. This compares to cash provided by investing activities for the nine months ended May 31, 2023 of $6,534, which was primarily driven by proceeds from the net redemption of short-term investments of $30,476, proceeds from investment income of $2,534 and net change in restricted funds of $4,732, partially offset by net purchase of capital assets of $21,275 and purchase of other financial assets of $8,852 (investment in Greentank and Phylos).

Use of Unit Offering Proceeds
On April 2, 2024, the Company completed the Offering for total gross proceeds of $28.8 million and net proceeds to the Company of $26.3 million. The table below summarizes a comparison of the actual use of net proceeds up to June 30, 2024, to the expected use of net proceeds as described in the March 27, 2024 Prospectus Supplement:

Purpose	Expected use of proceeds	Actual use of proceeds	Remaining
Growth initiatives	13,143	—	13,143
General corporate purposes	13,143	—	13,143
Total	$26,286	$—	$26,286

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and nine months ended June 30, 2024.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the three and nine months ended June 30, 2024 and May 31, 2023, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
Salaries	$1,459	$1,065	$4,509	$4,087
Share-based compensation	1,427	769	3,814	2,801
Total key management compensation	$2,886	$1,834	$8,323	$6,888

During the three and nine months ended June 30, 2024, — nil and 62,000 stock options (May 31, 2023 – nil and 200,000), respectively, were granted to key management personnel with an aggregate fair value of $nil and $123 (May 31, 2023 – $nil and $631), respectively. In addition, during the three and nine months ended June 30, 2024, 7,575 and 2,146,117 RSUs (May 31, 2023 – nil and 285,191), respectively were granted with a fair value of $20 and $4,320 (May 31, 2023 – $nil and $1,325),respectively. For the three and nine months ended June 30, 2024, nil and 678,717 PSUs (May 31, 2023 – nil and 136,920), respectively, were issued to key management personnel with an aggregate fair value of $nil and $543 (May 31, 2023 – $nil and $305), respectively.

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SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended June 30, 2024, under the PDC Agreement between the Company and BAT dated March 10, 2021, BAT incurred $816 and $3,204 (May 31, 2023 – $687 and $2,499), respectively, for direct expenses and the Company incurred $1,587 and $8,357 (May 31, 2023 – $2,139 and $7,212), respectively, of direct expenses and capital expenditures of $1 and $96 (May 31, 2023 – $666 and $1,306), respectively, related to the Center of Excellence. The Company recorded in the three and nine months ended June 30, 2024, $1,202 and $5,781 (May 31, 2023 – $1,412 and $4,885),respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and nine months ended June 30, 2024, the Company recorded $1 and $49 (May 31, 2023 – $333 and $653), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At June 30, 2024, there is a balance receivable from BAT of $2,789 (September 30, 2023 – $167).

In November 2023, the Company entered into a subscription agreement (the "Subscription Agreement") with BAT for a $124.6 million Follow-on BAT Investment, whereby BAT agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. In January 2024, the Company obtained shareholder and regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. As a result of the first tranche closing, the Company issued 12,893,175 Common Shares, increasing BAT's beneficial ownership in the Company to approximately 29.9%. For the remaining two tranches, BAT will be issued Common Shares in the Company insofar as the aggregate number of Common Shares owned or controlled by BAT does not exceed 30% of the aggregate number of Common Shares issued and outstanding. To the extent that BAT would otherwise acquire in excess of 30% of the outstanding Common Shares, it will be issued Preferred Shares (as defined herein). Refer to Note 10 (iii) of the Interim Financial Statements for more details.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $100 (September 30, 2023 – $155), which is its carrying value.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $2 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX's share price, dividend yield, expected future volatility of OBX's share price, credit risk-
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    24

adjusted discounting rate, risk-free rate, and the probability and timing of certain qualified events. The credit risk-adjusted discount rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's Common Shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

Derivative Warrant Liabilities
Unit offering- November 2020
At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Company warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of warrants during the three and nine months ended June 30, 2024 (May 31, 2023 – nil warrants). The warrants expired on November 12, 2023 and as at March 31, 2024 there were no warrants outstanding.

Unit Offering- April 2024
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events.

The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised, or they will be extinguished upon the expiry of the outstanding Warrants.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Offering.

As at June 30, 2024, the Company revalued the remaining derivative liabilities at an estimated fair value of $5,252. The Company recorded a decrease in the estimated fair value change of the derivative liabilities for the three and nine months ended June 30, 2024 of $2,546 and $2,546, respectively.

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Top-up Rights
On March 10, 2021, the Company issued 14,584,098 Common Shares to BAT in connection with BAT's initial equity investment in the Company. On January 23, 2024, the Company issued an additional 12,893,175 Common Shares to BAT in connection with the closing of the first tranche of the Follow-on BAT Investment, which, at the time, increased BAT's beneficial ownership in the Company to 29.90% (measured on a non-diluted basis).

In connection with the closing of the first tranche of the Follow-on BAT Investment, BAT and the Company entered into the Amended IRA, which amended and restated the Original IRA between the Parties. Pursuant to the Amended IRA, BAT has been granted certain Top-Up Rights to subscribe for additional Common Shares or Preferred Shares, and together with the Common Shares, the "Shares") in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the Amended IRA as “bought deal Distributions”).

The Follow-on BAT Investment is structured such that the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, may not exceed 30% of the issued and outstanding Common Shares (the "30% Common Share Limit"). As a result, pursuant to the terms of the Amended IRA, if the issuance of Common Shares upon BAT exercising its Top-Up Rights would result in BAT's aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict BAT's voting control to 30.0% of the issued and outstanding Common Shares. Such Preferred Shares would be convertible into Common Shares in accordance with their terms.

The price per Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the Original IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at June 30, 2024, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA between the Company and BAT, at an estimated fair value of $3,268 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three and nine months ended June 30, 2024 of $2,249 and $3,138 (May 31, 2023 – decrease of $431 and $653).

The following inputs were used to estimate the fair value of the Top-up Rights at June 30, 2024 and September 30, 2023:

	JUNE 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$3.65	$—	$—
Risk free interest rate	3.49% - 4.00%	3.50%	3.56%	3.71%
Expected future volatility of common shares	75.00% - 90.00%	90.00%	75.00%	75.00%
Expected life (years)	1.57 - 3.91	3.76	3.04	2.42
Forfeiture rate	10%	—%	25%	5%

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$2.50	—	—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life (years)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of the Secured Convertible Loan Agreement, upon the achievement of certain milestones the Company had a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    26

secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. As at June 30, 2024, the Company revalued its commitment for the third tranche at an estimated fair value of $952.The Company recorded an increase in fair value of $182 and $594 for the three and nine months ended June 30, 2024.

Non-voting Class A preferred shares
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument would be classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the carrying amount of the Common Shares issued in the first tranche was measured as the difference between the proceeds received from BAT for the first tranche minus transactions costs and the fair value of the derivative of $1,921. Refer to Note 10 (iii) of the Interim Financial Statements for further information.

As at June 30, 2024, the Company revalued the derivative liability at an estimated fair value of $6,366. During the three and nine months ended June 30, 2024, the Company recorded a fair value gain for change in the derivative liability of $7,442 and loss of $4,454, respectively in the condensed consolidated interim statements of operations and comprehensive income (loss)

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on change in fair value of biological assets	—	32,361	32,361
Production costs capitalized	30,154	—	30,154
Transfer to inventory upon harvest	(30,965)	(34,644)	(65,609)
Carrying amount, June 30, 2024	$6,134	$8,127	$14,261

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 13 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of June 30, 2024, it is expected that the Company’s biological assets will yield 31,244 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    27

differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	JUNE 30, 2024		SEPTEMBER 30, 2023		SENSITIVITY	JUNE 30, 2024	SEPTEMBER 30, 2023
Average selling price per gram	$1.25		$1.52		Increase or decrease by 10% per gram	$1,387	$1,690
Expected average yield per plant	183	grams	173	grams	Increase or decrease by 10 grams	$758	$978

During Q1 Fiscal 2024, the Company revised the ASP per gram assumption used to calculate the fair value of biological assets to incorporate the different grades of flower that are harvested from its biological assets. The net ASP for flower that meets specifications is $1.52 per gram for flower sold into the recreational market.

The expected average yield per plant at June 30, 2024 and September 30, 2023, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at June 30, 2024 and August 12, 2024.

	JUNE 30, 2024	August 12, 2024
Common shares issued and outstanding	103,801,351	103,801,351
Options	2,810,071	2,769,711
Warrants	4,450,500	4,450,500
Top-up Rights	7,139,013	7,115,138
Restricted share units	3,341,878	3,294,816
Performance share units	1,124,289	1,123,646
Total fully diluted shares	122,667,102	122,555,162

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three and nine months ended June 30, 2024 except for a new accounting estimate (refer to the Interim Financial Statements) and judgment that was made in relation to recognition and measurement of the derivative for Preferred Shares. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the thirteen months ended September 30, 2023.

Adoption of New Accounting Pronouncements
Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    28

estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION

Pursuant to the terms of the PDC Agreement between the Company and BAT, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at June 30, 2024 is $9,440 (September 30, 2023 – $17,893).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive income (loss). For the three and nine months ended June 30, 2024, $1,202 and $5,781 (May 31, 2023 – $1,412 and $4,885) of expenses have been recorded in the statement of operations and comprehensive income (loss).

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen's Bench in Alberta (the "AB Court") seeking damages against several Canadian cannabis companies including the Company (the "Defendants"). The Alberta Claim does not particularize all of the claims against the Defendants; however, it makes allegations with respect to the content of THC and CBD in the Defendants' products. In order to
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proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as of June 30, 2024. Subsequent to the end of the quarter, the plaintiffs filed a discontinuance of claim with the AB Court.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged its former auditor, KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the thirteen months ended September 30, 2023, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s former independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP's audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the thirteen months ended September 30, 2023.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of June 30, 2024 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no material change to the Company’s ICFR during the three months ended June 30, 2024 that has materially affected, or is likely to materially affect, the Company’s ICFR.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2023, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of June 30, 2024, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment due to the lack of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR.
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•An ineffective information process resulting from ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the balance of Fiscal 2024. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•As of June 30, 2024, the Company continues to work on the design and implementation of robust internal controls over the ERP system, however this represented a change in the control environment in Q4 2023 demonstrating the Company's commitment to remediation.
•The Company has selected and prepared for a new human resources information system (commonly referred to as an "HRIS system") that was implemented subsequent to quarter end in July 2024. This system is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities.
•Organigram has hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists will enhance the continuing efforts in the remainder of Fiscal 2024 to evaluate significant financial reporting processes to identify any new processes that need to be documented, continue to design controls to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes.
•Under the direction of the Chief Information Officer and the Director of IT, the Company has and will continue to remediate certain IT general controls.
•The Company will continue to use senior internal audit specialists and external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans.
•The Company will continue to work on implementing controls that are intended to evaluate information from organizations providing services to the Company.
•The Company will continue to streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Management has discussed the remaining material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While management believes these actions including the ERP system will contribute to the remediation of material weaknesses, it has not yet completed all of the corrective processes, procedures and related evaluation or remediation that it believes are necessary. As the Company continues to evaluate and work to remediate the remaining material weaknesses, it may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. The Company does not know the specific timeframe needed to fully remediate the remaining material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial condition, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form 40-F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at June 30, 2024 approximates $149,218 (September 30, 2023 – $90,351).

As of June 30, 2024 and September 30, 2023, the Company’s aging of trade receivables was as follows:

	JUNE 30, 2024	SEPTEMBER 30, 2023
0-60 days	$27,403	$22,946
More than 60 days	4,757	5,845
Gross trade receivables	$32,160	$28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(5,242)	(1,334)
	$26,918	$27,457

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At June 30, 2024, the Company had $79,256 (September 30, 2023 – $33,864) of cash and working capital of $157,750 (September 30, 2023 – $133,545). Further, the Company may potentially access equity capital through the capital markets if required, but this would be subject to prevailing market conditions and there can be no assurance that equity capital will be available on terms acceptable to the Company or at all.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at June 30, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$39,722	$39,722	$39,722	$—	$—	$—
Long-term debt	100	101	61	40	—	—
Lease obligations	3,222	4,108	971	852	668	1,617
	$43,044	$43,931	$40,754	$892	$668	$1,617

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,728 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

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(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (four of which, individually, represented more than 10% of the Company’s revenues during the three months ended June 30, 2024), corporations (four of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks related to Certain Minor Cannabinoid Products
In December 2023, Health Canada published a guidance document on "intoxicating" cannabinoids, recommending that the potency caps on THC under the Cannabis Regulations be applied equally to those cannabinoids, including CBN and THCV. If the guidance becomes legally enforceable, it would be expected to have an impact on the Company's current product offerings that contain higher potencies of the impacted cannabinoids.

(vi) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vii) Risks related to international sales
The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdictions.

In January 2024, the Israeli government notified the Company that it was the subject of the Anti-Dumping Investigation in respect of its cannabis exports to Israel. The Company last shipped products to Israel in Q2 Fiscal 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Israeli Anti-Dumping Investigation may result in risks to future shipments to Israel including potential imposition of a dumping duty on Israeli importers of Canadian cannabis exports.In July 2024, a preliminary determination was issued by the Israeli government, finding dumping by all Canadian exporters, including the Company. The Company intends to make submissions to advance its position that it has not engaged in dumping. A final decision on the question of dumping is expected in calendar 2025.

(viii) Israel-Hamas war and conditions in Israel
On October 7, 2023, a war began between the terrorist organization Hamas and Israel. The Company continues to monitor the conflict in Israel and its potential impacts on the Company’s business in Israel, including in respect of its sales to Canndoc and collection of its accounts receivable. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted.

The Company’s commercial insurance may not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained or that it will sufficiently cover potential damages incurred by the Company. Any losses or damages incurred by the Company could have a material adverse effect on its business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on the Company’s business and results of operations.

(ix) Risks relating to IT systems and implementing the new ERP system
The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT
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services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has completed the implementation of a new ERP system, which replaced its existing financial and operating systems. The design and implementation of additional modules of the ERP system may require an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes.
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